June 6, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read paragraphs two and three of Item 4 as they relate to Arthur Andersen LLP included in the Form 8-K dated June 6, 2002, of Steiner Leisure Limited to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP